[Plexus letterhead]

January 26, 2005

VIA EDGAR AND FACSIMILE (202) 942-9638
Abby Adams, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington DC 20549

RE:	Plexus Corp Corp. Commission File No. 000-14824

Dear Ms. Adams:

     This letter responds to the comments which Commission Staff made in its letter dated January 25, 2005 to me as Plexus Corp.’s chief legal officer and secretary, relating to Plexus’ supplemental proxy materials. Comments are made in response to the numbered paragraphs in your letter. For convenient reference, a copy of your letter is attached to the delivered copy of this letter.

Comment
No.	Plexus Response
1	If the occasion should ever arise in the future, we note this comment.

2	Plexus became aware that a representative of some institutional shareholders was concerned that one section of the proposed Plan could be read to permit the “repricing” of stock awards which would be granted under the Plan. Plexus believes that this interpretation is wrong — the Plan consciously excludes language (which had been in prior Plexus option plans) authorizing a repricing substitution and in Section 4 the Plan specifically does not permit such a repricing. The proxy materials reflect that repricing is not permitted (p. 16). Nonetheless, notwithstanding Plexus’ belief that the Plan is clear, it appeared that the other party’s misinterpretation could best be addressed by a commitment for the Board to consider a proviso that would confirm the prohibition a second time in the Plan.

Plexus then considered the optimal way to address such a clarification. Since the proviso would be fully consistent with the Plan as proposed and would not constitute a material change, and would not in any way increase potential benefits under the Plan, Plexus does not believe that the proxy materials sent to

Abby Adams, Esq.
January 26, 2005

Comment
No.	Plexus Response
shareholders are misleading or deficient, whether or not the proviso is added later (although we fully expect it to be). To avoid both the possibility of any technical issues under state corporate law and/or the expense of possible additional mailings, we determined that having the Board consider the proviso after adoption was the optimal method of addressing the matter. However, since a copy of this letter was being provided to the shareholder representative, even though the matter was in Plexus’ view immaterial, Plexus determined that filing the letter as additional proxy material was appropriate.

*     *     *

     On behalf of Plexus Corp., and as requested in your letter, we acknowledge that:

•	Plexus Corp. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Plexus Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that you will find this letter responsive to your comments. Please feel free to contact me at (920) 751-3311, or Ken Hallett of Quarles & Brady LLP, our outside counsel, at (414) 277-5345 if you have any questions or need further information.

Very truly yours, PLEXUS CORP.
By:	/s/ Joseph D. Kaufman
Joseph D. Kaufman
Chief Legal Officer and Secretary

cc: Kenneth V. Hallett, Esq.